

Mailstop 3233

May 18, 2017

Via E-Mail
Phillip A. Reinsch
President, Chief Executive Officer, Chief Financial Officer, and Secretary
Capstead Mortgage Corporation
8401 North Central Expressway, Suite 800
Dallas, TX  75225-4404

> **Re:**    **Capstead Mortgage Corporation**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 24, 2017**
> **File No. 1-8896**

Dear Mr. Reinsch:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 17

1.    We note you provided certain key operating statistics for your portfolio, including average total financing spreads and average balance information.  Please tell us what consideration to gave to providing a rate/volume analysis pursuant to Item I.C. of Securities Act Industry Guide 3; refer to SAB Topic 11K and ASC 942-10-S99-4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Phillip A. Reinsch
Capstead Mortgage Corporation
May 18, 2017
Page 2

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or me at 202.551.3429 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
  Commodities